AXIS Capital Holdings Limited
P.O. Box HM 1254
Hamilton, HM FX
Bermuda

January 5, 2016

VIA EDGAR

Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Letter Dated December 30, 2015
AXIS Capital Holdings Limited
Form 10-K for Fiscal Year Ended December 31, 2014
File No. 001-31721

Dear Ms. Blye:

This letter is in response to your correspondence dated December 30, 2015 concerning the filing listed above for AXIS Capital Holdings Limited. In that letter, you asked that we respond within 10 business days or advise the staff when we will respond. As discussed with Mr. Daniel Leslie of your office, this letter serves as our notice to you that we expect to provide our response no later than January 29, 2016. In the meantime, please do not hesitate to contact me. I can be reached at (441) 405-2604.

Sincerely,

/s/ Joseph C. Henry
Joseph Henry
Executive Vice President and Chief Financial Officer